

Mail Stop 3561

July 11, 2016

Antonio Bonchristiano
Chief Executive Officer
GP Investments Acquisition Corp.
150 E. 52nd Street, Suite 5003
New York, NY 10022

> **Re:** **GP Investments Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 22, 2016**
> **File No. 333-211355**

Dear Mr. Bonchristiano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2016 letter.

Prospectus Statement and Prospectus Cover Page

1.   We note your disclosure throughout your document which states that you estimate, assuming a closing as of July 31, 2016, equityholders of World Kitchen will receive approximately $173,600,000 in cash and 6,119,956 in WDKN shares equating to approximately $61,200,000 and that there will a downward adjustment of approximately $255,200,000 to the purchase price. In an appropriate place in your document, please disclose the following:

- Explain how these amounts were calculated and include a reconciliation to the total purchase price of $500 million, similar to the one provided in response to comment 29 in our letter dated June 10, 2016.

- Disclose any significant assumptions made in your calculations.
- Tell us why your estimated downward adjustment of $255,200,000, appears to adjust only for the indebtedness of World Kitchen as of July 31, 2016. Based on the reconciliation provided in response to comment 29, it appears that adjustments to the purchase price should also be made for cash equivalents held by World Kitchen as well as other adjustments. Please explain the inconsistency.
- Include a cross reference to your reconciliation where these amounts are presented.

2.   We note that all your ownership percentage calculations are based on the 6,119,956 WDKN shares you expect to issue at July 31, 2016. Please clarify that the percentages assume a closing date of July 31, 2016.

Summary of the Proxy Statement/Prospectus

Voting Power; Record Date, page 34

3.   At the bottom of page 34, you state that, of the 21,562,500 GPIA ordinary shares outstanding, 4,312,500 shares were public shares. The 4,312,500 shares represent shares held by the GPIA initial shareholders while public shareholders hold 17,250,000 shares. Please revise accordingly.

Sources and Uses of Funds for the Business Combination, page 40

4.   We note that the table on page 40 presenting the sources and uses of funds for the business combination assumes a closing date of July 31, 2016. Please tell us the most recent historical date for which you have actual amounts for the estimates made in this table and what the amounts were as of that date. Please also explain and disclose any material differences between the actual amounts and the estimates provided. Additionally, please tell us of any potential intervening events through July 31, 2016 that could impact the accounting for the transaction. Finally, please disclose how each amount in this table was calculated and the assumptions made so your investors can understand the basis for your estimates.

Comparative Per Share Data, page 52

5.   We note your presentation of pro forma shareholders' equity as of December 31, 2015. Under Rule 11-02(c) of Regulation S-X, it is only appropriate to present a pro forma balance sheet as of the end of the most recent period. Please tell us why you believe it is appropriate to provide pro forma shareholders' equity as of December 31, 2015 in this section or remove it from the filing.

The Merger Proposal

Background of the Merger, page 119

6.   We note your revised disclosure in response to comment 12; however it remains unclear how you arrived at each of the proposed valuations of World Kitchen. In this regard, we note that although GPIA applied "a multiple to Adjusted EBITDA of World Kitchen" to arrive at the valuations proposed on both December 9, 2015 and January 20, 2016, the valuations proposed on those dates differ. Please enhance your disclosure to explain whether the multiple you applied to the Adjusted EBITDA of World Kitchen changed and, if so, why, or address any other factors that drove the change. Additionally, we note your statement that on January 27, 2016 representatives of World Kitchen communicated to representatives of GPIA "that World Kitchen would be prepared to proceed with a transaction at an enterprise value of $520 million," to which GPIA later agreed. Subsequently, you state that GPIA reduced its proposed valuation to $500 million. Please enhance your disclosure to explain why the proposed valuations of World Kitchen changed on December 9, 2015, January 20, 2016, February 5, 2016, and March 11, 2016.

7.   We note your revised disclosure in response to comment 14. While you have identified various general roles played by certain third-party advisers, it is unclear whether the findings provided by those advisers performing business, accounting and financial due diligence conflicted or overlapped in any way, and more specifically how the advisers' individual findings informed the company's valuation process. Please specifically state whether any of these advisers provided a valuation analysis and, if so, please revise to provide this disclosure. Please advise or revise your disclosure accordingly.

8.   We note your revisions in response to comment 16. Please revise to explain why, once the role of the Special Transaction Committee was expanded to assess the fairness of the business combination as a whole to the Board of Directors, the role of Duff & Phelps was not also expanded to assess the fairness of the business combination as a whole. In addition, please expand the risk factor you provided in response to comment 9 to address the fact that the Special Transaction Committee also did not obtain a third-party valuation that the price you are paying for World Kitchen is fair to your company.

9.   Please elaborate upon your disclosure to explain how the Special Transaction Committee determined to recommend the transaction to the Board of Directors and, specifically, how they assessed the fairness of the consideration. In this regard, clarify whether the Special Transaction Committee had the benefit of participating in the UBS presentations and/or valuation materials and, if not, explain how they arrived at their recommendation.

Projected Financial Information page 141

10.   We note your response to comment 24 and your statement that GPIA management believed the "projections were stabilized as of 2020." However, it is not clear that the

foregoing statement sufficiently demonstrates that there is a reasonable basis for the Management Projections relied upon by Duff & Phelps which extend to 2022. Accordingly, in view of the range of the projections, please provide additional support and analysis as to how you determined that providing projections through 2022 was reasonable and appropriate pursuant to Item 10(b) of Regulation S-K.

11.   We have reviewed the revision made in response to comment 25. We note that SG&A expenses exclude depreciation and amortization. Please tell us if projected net income includes depreciation and amortization expense and if so, which line item they are included. Please ensure that all projected expenses, including noncash charges, are included in your presentation of net income.

Unaudited Pro Forma Condensed Combined Financial Information, page 189

12.   We note that the first column in your pro forma balance sheet as of March 31, 2016 is for "GPIAC." Please tell us if this is meant to represent GPIAC, LLC, a company whose sole member is the Sponsor. If so, please tell us why they are presented in the pro forma financial statements; otherwise, please revise accordingly.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

3. Preliminary Allocation of Purchase Consideration, page 195

13.   We have reviewed your response to comment 29. Please include the reconciliation of the cash and equity consideration presented in your response in your pro forma financial statement footnotes. We believe these calculations provide clarity and transparency to an investor.

14.   We have reviewed your response to comment 29. We understand that the apportionment of the 75% cash consideration and 25% stock consideration is based on the aggregate purchase price of $500 million, which will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of World Kitchen on the closing date of the merger; and (ii) increased by, among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of World Kitchen on the closing date of the merger. If the items in the reconciliation provided in your response, other than "indebtedness to be repaid" and "cash equivalents held by World Kitchen," represent the "other things set forth in the merger agreement," please confirm this. If this is not the case, please advise.

4. Pro Forma Adjustments, page 196

15.   Refer to footnote (c). Please tell us why the payment to World Kitchen selling equityholders does not equal the $193.5 million on the preliminary purchase price allocation on page 195. Additionally, please tell us how the $10 million payment to

escrow factors into the cash consideration paid. We assume the cash escrow payment increases the amount paid to World Kitchen; however, based on your response to comment 29, it appears that the cash consideration of $193.5 million includes the $10 million to escrow. Please advise. Please also explain the difference in transaction costs in this footnote of $15.4 million as compared to the table on page 40.

Pro Forma Adjustments to the Statement of Operations, page 200

16. We have reviewed your response to comment 33 regarding the calculation of depreciation expense in footnote (v). We note that the adjusted cost basis of machinery & equipment at December 31, 2015 is $60.5 million with an average estimated remaining useful life of 4 years. We further note that the pro forma annual depreciation expense is $30.8M, which suggests a useful life of approximately 2 years. Similarly, your pro forma depreciation expense for the quarter ended March 31, 2016 suggests a useful life of approximately 2 years. Please provide further analysis supporting the pro forma depreciation expense for machinery & equipment for the year ended December 31, 2015 and the quarter ended March 31, 2016.

Compensation Discussion and Analysis in Relation to World Kitchen

Fiscal Year 2015 Compensation

Determination of Compensation, page 263

17. We note your response to comment 49. Please revise to elaborate upon "the general practices and levels of management equity ownership for employees in similar positions at other private equity portfolio companies." Further, as previously requested, in discussing total cash compensation, describe how you arrived at the target percentages for each of your named executive officers under the Management Incentive Plan. Refer to Item 402(b)(1)(v) of Regulation S-K.

18. With respect to your Management Incentive Plan, please revise to explain how you arrived at the 100.08% payout percentage for both the EBITDA and Free Cash Flow goals when both goals were exceeded in disproportionate amounts relative to the target. Inclusion of the threshold and maximum goals would provide helpful context. Please also elaborate upon the individual performance goals that you set for your named executive officers. Refer to Items 402(b)(2)(iv) and (vii) of Regulation S-K.

WKI Holding Company, Inc. and Subsidiaries Financial Statements

Notes to Consolidated Financial Statements

1. Nature of Operations and Basis of Presentation, page W-10

19.   We have reviewed your response to comment 56. Please tell us what your operating segments are and whether you have aggregated any operating segments into your reportable segments. Please also tell us whether you consider your retail stores an operating segment and whether your CODM regularly reviews operating results of your retail locations to assess performance and make decisions about resource allocations. Refer to ASC 280-10-50-1.

Annex G, Preliminary Proxy Card

20.   We note your response to comment 63 and your decision to present together the following changes to your charter in Proposal No. 9: (i) electing not to be governed by Section 203 of the DGCL and, instead, including a similar provision but carves out your Sponsor; and (ii) granting a waiver of corporate opportunities to WDKN directors and officers. Please revise to unbundle one of the foregoing or, alternatively, tell us how you determined that bundling the foregoing changes was appropriate, including your analysis of how you considered whether each provision substantively affects shareholder rights and represents a material change which you are opting to include in your new charter.

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

                                    Sincerely,

                                    /s/ Lilyanna Peyser for

                                    Mara L. Ransom
                                    Assistant Director
                                    Office of Consumer Products

cc: Paul T. Schnell, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP